HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________                   harttrinen@aol.com
Will Hart                                                         (303) 839-0061
Fax: (303) 839-5414


                                February 24, 2020

Irene Paik
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   CEL-SCI Corporation
            Post-Effective Amendment No. 1 to Form S-1
            Filed February 21, 2020
            File No. 333-229295

      This office represents CEL-SCI Corporation (the "Company"). Post-Effective Amendment No. 1 to the Company's Registration Statement on Form S-1 (333-229295) has been filed with the Commission. The following are the Company's responses to the comments received by the staff by letter dated February 14, 2020. Although the February 14, 2020 comment letter pertained to a registration statement that has been withdrawn (333-233379), the staff's comments are applicable to the above-captioned registration statement and were considered when the registration was filed on February 21, 2020.

     The numbers below correspond to the paragraph numbers in the staff's comment letter.

                                                                                    Page
                                                                                      No.

     1. The number of shares which are being registered on the cover page has been revised

     2. The explanatory note has been changed to state that the purpose of the Post-Effective Amendment is to update the originally filed registration statement with the Company's September 30, 2019 and December 31, 2019 financial statements. Accordingly, the Company is not relying on Rule 429 in connection with the Post-Effective Amendment.

          The Company's Registration Statement to which this Post-Effective Amendment relates was declared effective by the Securities and Exchange Commission on February 13, 2019. That registration statement, at the time it became effective, incorporated by reference the Company's financial statements for the year ended September 30, 2018. Pursuant to ss.10(a)(3) of the Securities Act of 1933, the prospectus pertaining to that registration statement could not be used after February 1, 2020. However, after February 1, 2020 the Company inadvertently issued 44,065 shares of its common stock upon the exercise of warrants held by four persons listed in the

          "Selling Shareholders" section of the prospectus. The Company has advised the holders of 20,000 shares received on the exercise of the warrants that they should not sell their shares until the
          Post-Effective Amendment has been declared effective by the Commission. The other 24,065 shares were sold prior to the time the Company was able to advise the holders of these shares that they should not sell their shares.

     3. Revisions have been made to the section of the prospectus entitled "Description of Common Stock" to address this comment.

     4. Revisions have been made to the section of the prospectus entitled "Description of Common Stock" to address this comment.


     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                    Very Truly Yours,

                                    HART & HART, LLC

                                    /s/ William T. Hart

                                    By
                                        William T.  Hart